Mail Stop 3561

January 9, 2009

Edward C. DeFeudis
President and Chairman of the Board
Swap-A-Debt, Inc.
940 Lincoln Road, Suite 220
Miami, FL 33139

> **Re: Swap-A-Debt, Inc.**
> **Form S-1, Amendment 3**
> **Filed December 22, 2008**
> **File No. 333-153798**

Dear Mr. DeFeudis:

We have reviewed your response letter dated December 22, 2008 and we have limited our review of your amendment filed on the same date to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Summary

Business Overview, page 1

1. We note your response to comment one but your second paragraph of this section, among several other sections of your document, continues to state information about your company and your website in the present tense. Please revise to qualify such statements as intentions or plans for the future. Please also revise, as examples only and not an exhaustive list, your disclosure under "Business Concept", "Mechanics of our business", "Customer Base", and "Benefits to Borrowers".

Our Corporate Information, page 1

2. We note your response to comment three of our December 19, 2008 letter and your disclosure citing the reasons Bank of America declined to set up the API. However, your disclosure does not indicate the factor(s), as they specifically

relate to your company, that Bank of America cited as reason(s) for declining to set up the API. For example:

    a. What aspect, if any, of Bank of America's "standard for lending business" did you fail to meet; and

    b. Were you unable to provide two years of financial statements, and if so, why? We note you include two years audited financial statements in this registration statement as well as nine months unaudited.

Please revise

3. We reissue comment four of our December 19, 2008 letter. We note your response, however, your filing continues to state that the website will be complete by the end of November 2008. Please revise.

4. We note your disclosure indicating that you "…anticipate another two weeks to complete the testing of the ACH system." Please update your disclosure to indicate whether that testing is complete as well as the outcome of the testing. In addition, please expand your disclosure to provide detailed information regarding the developers of the system including their status with you.

Directors and Officers, page 19

5. We note your response to comment five. It appears, however, that in some instances your revisions may have resulted in inaccuracies or inconsistencies. For example, as revised, the second risk factor on page 5 states that your Articles of Incorporation provide for indemnification of your officers and "sole director." While we understand that you currently have only one director, the indemnification provided by your Articles of Incorporation, as filed, applies to any director, not just a sole director as your filing now indicates. Also, in several locations you have replaced Mr. DeFeudis's title of "Chairman of the Board" with "sole director" but it appears that Mr. DeFeudis still acts as the Chairman of the Board. Please revise.

Our Business

Mechanics of Our Business, page 15

6. You indicate on page 1 of your filing that Bank of America has declined to set up the API. Please discuss and revise your disclosure to address how this will affect the monetary transfers you describe in this section.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Gregg E. Jaclin, Esq.
        Via Facsimile